September 24, 2008

United States
Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549
Attn: Mr. James Giugliano

Re: SEC Comment letters dated July 21 and August 29, 2008

Dear Mr. Giugliano:

In response to the above comment letters we have completed an assessment of the Registrant’s internal controls and we intend to amend Form 10-KSB/A for the year ended December 31, 2007 to include the appropriate disclosures in Item 8. We have attached the draft of Item 8 to this correspondence. We would appreciate if you could let us know if it conforms to your requirements. We will file the amended Form 10-KSB/A once we receive your approval.

We have revised the certifications of the Principal Executive Officer and the Principal Financial Officer in accordance with Item 601(b)(31) of Regulation S-B.

Furthermore, we have noted your comment regarding the form type for filing a quarterly report. We acknowledge that we filed our March 31, 2008 Quarterly Report on Form 10 QSB in error. We have filed the report for the period ended June 30, 2008 on Form 10-Q. In the future we will utilize form 10Q. Based on our review of the Form 10-QSB filed for the period ended March 31, 2008, we do not believe any material information was omitted as a result of the error.

We acknowledge that the company is responsible for the adequacy and accuracy of the disclosure in the filing. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the staff has any further comments or questions, please feel free to contact the undersigned at our offices.

Very truly yours,

/s/ Roman Livson
Roman Livson
Chief Financial Officer

ITEM 8a. CONTROLS AND PROCEDURES

Management’s Report on Disclosure Controls and Procedures

The Company’s Principal executive officers and principal financial officer, based on their evaluation of the Company’s disclosure controls and procedures (as defined in Rules 13a-14 ( c ) of the Securities Exchange Act of 1934) as of December 31, 2007 concluded that the Company’s disclosure controls and procedures are adequate and effective to ensure that material information relating to the Company’s and their consolidated subsidiaries is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms, particularly during the period in which this annual report has been prepared.

Subsequent to December 31, 2007, the Company has been notified that the 10KSB omitted management’s representation regarding internal controls and procedures. Upon reevaluation, management has determined that a material weakness exists in disclosure controls and procedures because of a shortage of resources in the accounting department.

Conclusion: This material weakness resulted in the omitting of the above described disclosure. However, because of the financial constraints in providing this additional control, the company does not believe it is economically feasible to correct the deficiency at this time.

Management’s Report on Internal Controls and Procedures

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Section 13a-15(f) of the Securities Exchange Act of 1934, as amended). Internal control over financial reporting is a process designed by, or under the supervision of, the Company’s CEO and the company’s CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external reporting purposes in conformity with U.S. generally accepted accounting principles and include those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and disposition of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

As of December 31, 2007, management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the framework established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the criteria established by COSO, management concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2007, as a result of the identification of the material weakness described below.

A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

Our management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some person, by collusion of two or more people, or by management override of the controls. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with associated policies or procedures. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

The Company’s management has identified a material weakness in the effectiveness of internal control over financial reporting related to a shortage of resources in the accounting department required to convert the accounting records from the Ukrainian data, consolidate that information, and present it in accordance with US GAAP including all disclosures on a timely basis.

This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities Exchange Commission that permit the company to provide only management’s report in this annual report.

Conclusion

The above identified material weakness did not result in material audit adjustments to our 2007 financial statements. Based on our current size and size of operations, we do not believe it is economically feasible to remediate this weakness. We cannot assure you that, as circumstances change, any additional material weakness will not be identified.

Changes in internal control over financial reporting

The Company’s principal executive officers and principal financial officer have concluded that there were no changes in the Company’s internal controls over the financial reporting or disclosure controls and procedures or in other factors during the last fiscal year that have materially affected or are reasonably likely to materially affect these controls as of the end of the period covered by this report based on such evaluation.